FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number _____0-16174_____

<u>**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**</u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>**Petach Tikva 49131 Israel**</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

                          Contact: Dan Suesskind
                                        Chief Financial Officer
                                        Teva Pharmaceutical Industries Ltd.
                                        (011) 972-2-589-2840
                                        George Barrett
                                        President and CEO
                                        Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                        Investor Relations
                                        Teva Pharmaceutical Industries Ltd.
                                        (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF GLIMEPIRIDE TABLETS

Jerusalem, Israel, October 6, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Glimepiride Tablets, 1 mg, 2 mg and 4 mg. Shipment of this product will begin immediately.

Teva's Glimepiride Tablets are the AB-rated generic equivalent of Aventis' antidiabetic agent Amaryl® Tablets.

The brand product has U.S. annual sales of approximately $350 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
                 Name: Dan Suesskind
                 Title: Chief Financial Officer

Date: October 6, 2005